

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

February 10, 2014

Via Email
Mr. Manuel Ferreyros Peña
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150
Urb. El Vivero-Lima, Peru

> **Re: Cementos Pacasmayo S.A.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response Letter Dated January 15, 2014**
> **File No. 1-35401**

Dear Mr. Peña:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects, page 51

Critical Accounting Policies, page 54

Exploration, Evaluation and Mine Development Projects, page 55

1. We have read your response to prior comment 3, in our letter to you dated December 19, 2013, in which you indicate that you will revise your disclosure regarding the capitalization of exploration and evaluation assets to provide additional information regarding the estimates and assumptions necessary to determine whether an economically viable extraction operation can be established such that it is more likely than not that these costs will be realized. Please provide the proposed disclosure revisions that you

would have included in your filing that identify the significant estimates, assumptions, and judgments you use to make this determination.

Financial Statements, page 105

Note 29- Fair value of financial instruments, page F-63

2.   We have read your response to prior comment 11 in which you indicate that in future filings you will expand the considerations for the determination of the value of the put and call option on your results of operations. Please provide the proposed disclosure revisions that you would have included in your filing which explain how you determined the fair value of the put and call option.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744, or Jeanne Baker at (202) 551- 3691, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

                                                Sincerely,

                                                /s/ Terence O'Brien

                                                Terence O'Brien
                                                Branch Chief